Via EDGAR

September 19, 2025

Ms. Jenn Do and Ms. Vanessa Robertson
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	Annovis Bio, Inc. Form 10-K for the fiscal year ended December 31, 2024 Filed March 21, 2025 File No. 001-39202

Dear Ms. Do and Ms. Robertson:

Annovis Bio, Inc. (the “Company”) is in receipt of the Staff’s letter dated September 4, 2025 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”). In the letter the Staff requested that the Company provide a breakdown of the Alzheimer's and Parkinson's studies. Our 2024 10-K states that the company "tracks and records information regarding external research and development expenses for each study or trial that we conduct." This is an inaccurate statement as it pertains to the breakout of Alzheimer's and Parkinson's studies and was meant to say that we are tracking clinical as well as manufacturing, pre-clinical, and research expenses.

The Company hereby agrees that, beginning with the 3rd quarter of 2025, we will track Alzheimer 's and Parkinson's expenses separately. We will provide narrative disclosure on a going-forward basis only (no prior period comparison) regarding the breakdown of research and development expenses between the Alzheimer’s study and the Parkinson’s study. In addition, the filings will continue to show the breakdown as reported in previous filings, Exhibit A. We will provide comparative analysis of the clinical study expenses when the information becomes available.

Please contact me at (610) 880-8485 or by email at maccecchini@annovisbio.com if you have any additional questions.

Sincerely,

Maria Maccecchini

President and Chief Executive Officer

EXHIBIT A

R&D Expenses for the quarters ended

	1/1/2024 - 12/31/2024	1/1/2024- 3/31/2025	4/1/2025- 6/30/2025	1/1/2025- 6/30/2025
Clinical (AD & PD)	16,238,273	4,072,968	4,249,437	8,322,405
CMC	2,589,833	713,132	681,885	1,395,017
Preclinical	1,167,341	225,416	230,600	456,016
	19,995,447	5,011,517	5,161,921	10,173,438

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